				Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC. RATIO OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31,

(Dollars in thousands)	2013	2012	2011	2010	2009
EARNINGS:
Income before income taxes (1)	$292,864	$196,235	$363,745	$285,774	$385,488
Add (deduct):
Equity in earnings of unconsolidated entities	(132,714)	(92,867)	(82,538)	(98,074)	(90,732)
Distributions from unconsolidated entities	127,929	84,884	92,231	100,845	91,587
Amortization of capitalized interest	4,638	1,676	1,109	867	497
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(5,651)	(25,709)	(22,004)	(21,938)	(20,333)
	287,066	164,219	352,543	267,474	366,507
Add fixed charges:
Consolidated interest expense (2)	98,811	86,745	118,201	116,810	126,209
Interest portion (1/3) of consolidated rent expense	52,485	57,594	52,455	51,244	49,553
	$438,362	$308,558	$523,199	$435,528	$542,269
FIXED CHARGES:
Consolidated interest expense (2)	$98,811	$86,745	$118,201	$116,810	$126,209
Capitalized interest	22,206	21,369	14,321	4,825	3,850
Interest portion (1/3) of consolidated rent expense	52,485	57,594	52,455	51,244	49,553
	$173,502	$165,708	$184,977	$172,879	$179,612
RATIO OF EARNINGS TO FIXED CHARGES	2.53	1.86	2.83	2.52	3.02

Tax-effected preferred dividends	$78	$78	$71	$75	$78
Fixed charges	173,502	165,708	184,977	172,879	179,612
Fixed charges and preferred dividends	$173,580	$165,786	$185,048	$172,954	$179,690
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.53	1.86	2.83	2.52	3.02

(1)	Includes non-cash charges related to losses on impairment of $0.5 million in 2012 and $14.0 million in 2009.

Includes gain on sale of business and other exit costs, net of $300.7 million in 2013 and loss on sale of business and other exit costs, net of $21.1 million in 2012.

Includes gain on license sales and exchanges of $255.5 million in 2013 and $11.8 million in 2011.

Includes gain on investments of $14.5 million in 2013 and $24.1 million in 2011 and loss on investments of $3.7 million in 2012.

(2)	Interest expense on income tax contingencies is not included in fixed charges.